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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549




                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        For the month ended June 30, 2002


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                                   OLICOM A/S
                 (Translation of registrant's name into English)


                                  Nybrovej 110
                               DK-2800 Kgs. Lyngby
                                     Denmark
                    (Address of principal executive offices)


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[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                  Form 20-F  [X]                Form 40-F  [ ]

   [Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [ ]                No [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable




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                                   OLICOM A/S
                                    FORM 6-K

ITEM 1. TENDER OFFER

         On June 28, 2002, Olicom A/S (the "Company") extended to 5:00 p.m., New York City time on July 26, 2002, its offer to acquire all common shares held by holders of 1,000 or fewer shares for US$1.10 in cash.

         The Company commenced the offer to purchase on May 22, 2002. The offer is to purchase all, but not less than all, shares held by holders of 1,000 or fewer shares. The offer is not being made to shareholders of the Company who hold their shares through the Danish Securities Centre or whose shares are deposited outside of the United States.

         The offer represents a premium of 22% over the closing sale price of the Company's common shares as quoted by the OTC Bulletin Board on June 28, 2002 (US$0.90). The last sale price for the shares as quoted by the Copenhagen Stock Exchange on June 28, 2002 was DKK 7.10 (which converts into US$0.95 based on the exchange rate of the Danish Central Bank in effect for converting Danish kroner into US dollars on such date).

         A purpose of the offer is to reduce the number of shareholders of the Company resident in the United States. At such time as the number of holders of common shares resident in the United States decreases to less than 300, the Company anticipates that it will terminate the registration of its shares under United States securities laws, which in turn will result in the shares ceasing to be quoted on the OTC Bulletin Board. As of the close of business on June 28, 2002, the Company had received tenders of an aggregate of approximately 156,200 common shares from approximately 515 shareholders, and notified the depositary that it has accepted the tender of all such shares.


ITEM 2. EXHIBIT

        Exhibit 99.1   Press Release issued by the Company on July 1, 2002.





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                                   SIGNATURES



The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Olicom A/S



Date:  July 1, 2002                     By:  /s/  Boje Rinhart
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                                             Boje Rinhart
                                             Chief Executive Officer